

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Dean Hager
Chief Executive Officer
Jamf Holding Corp.
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401

      Re: Jamf Holding Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 14, 2020
          File No. 333-239535

Dear Mr. Hager:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary Consolidated Financial Data, page 19

1. Please provide the calculations and explanations for both the numerator and denominator used in determining the pro forma net loss per share for each period presented. In this regard, ensure that the denominator only includes those shares whose proceeds will be used for the repayment of debt and not for general corporate purposes. Also, ensure that the adjustments to the numerator comply with Article 11-02(b)(6) of Regulation S-X. Lastly, revise your disclosures to provide a quantified reconciliation to the GAAP amounts so the computation is transparent to investors.

Critical Accounting Policies
Common Stock Valuation, page 111

2.   In your response letter dated January 22, 2020 you refer to a common stock valuation as of September 30, 2019 of approximately $8.70, on a post stock split basis. Please explain the increase in such value to the $18.00 midpoint of the range in this offering.

Notes to Consolidated Financial Statements
Note 17 Subsequent events (unaudited), page F-42

3.   We note your added disclosures on page 111 that the vesting conditions of the performance-based option awards will be modified concurrent with this offering and that you expect the value of these options to increase from $13.8 million to $33 million on the date of modification. We further note your added disclosure on page 153 regarding the "IPO Grants" whereby you expect your Board will grant awards under the 2020 Plan to certain employees, representing an aggregate of 1,078,833 shares of common stock. Tell us your consideration to include a discussion of these events in the subsequent event footnote to the financial statements along with the expected impact such awards will have on your stock-based compensation in future periods. Refer to 855-10-50-2.

 You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alexander M. Schwartz, Esq.